Santiago, March 30, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Subject:                             Andina Bottling Company, Inc.

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 30, 2011

Supplemental Comment Letter of March 19, 2012

File No. 001-13142

Dear Ms. Jenkins,

Set forth below are the Company’s responses to your letter dated March 19, 2012 relating to our Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page F-10

Note 3 — First-Time Adoption of IFRS, page F-24

1.                                We note your response to comment one of our letter dated February 27, 2012. However, we continue to believe that you should amend your December 31, 2010  Form 20-F to disclose the reduction in your cash and cash equivalents balances at January 1, 2009 and December 31, 2009 and the effects on your fiscal 2009 cash flows upon transition to IFRS pursuant to IFRS 1.25.

By April 11, 2012, at the latest, we will be amending our 2010 Form 20-F to incrementally add the requested cash flow statement transition disclosure. The new disclosure will be consistent with that contained in Note 3.3.3 of the draft provided in our March 8, 2012 letter.

We are also making certain reclassifications (corrections) to previous account classifications contained in our consolidated financial statements.   These reclassifications are explained in Note 2.24.  These additional adjustments do not impact our previously reported equity, net income or cash flows from operating activities.   Where these reclassifications impact amounts disclosed elsewhere in our Form 20-F/A, those other amounts have also been updated.

We hope that the foregoing will resolve any remaining questions the Staff might have on our 2010 annual report.

* * * * * * *

Embotelladora Andina S.A. hereby acknowledges that:

•                              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to answer any questions you may have.

(signed)
Andrés Wainer P.
Chief Financial Officer